Consolidated Financial Statements

(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three months ended March 31, 2013 and 2012

westport innovations inc.
Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	March 31, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents	$165,689	$188,958
Short-term investments	8,221	26,902
Accounts receivable (note 3)	38,336	44,189
Inventories (note 4)	48,193	44,946
Prepaid expenses	6,975	6,641
Current portion of deferred income tax assets	4,044	7,183
	271,458	318,819
Long-term investments (note 5)	20,456	19,118
Other assets	1,784	1,852
Property, plant and equipment (note 7)	61,846	58,194
Intangible assets (note 8)	33,485	35,215
Goodwill	55,448	56,879
	$444,477	$490,077
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$46,387	$48,509
Deferred revenue	1,271	1,254
Current portion of deferred income tax liabilities	40	65
Current portion of long-term debt (note 10)	28,054	28,566
Current portion of warranty liability (note 11)	4,237	2,072
	79,989	80,466
Warranty liability (note 11)	1,386	4,308
Long-term debt (note 10)	49,278	52,156
Deferred revenue	4,830	5,215
Deferred income tax liabilities	6,009	9,245
Other long-term liabilities	2,563	2,606
	144,055	153,996
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
55,400,276 (2012 - 55,294,091) common shares	735,402	733,385
Other equity instruments	9,994	9,228
Additional paid in capital	6,909	6,384
Accumulated deficit	(461,731)	(429,932)
Accumulated other comprehensive income	9,848	17,016
	300,422	336,081
	$444,477	$490,077

See accompanying notes to consolidated financial statements.

1

Westport Innovations Inc.
Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31,
	2013	2012
		(Restated – note 1)

Product revenue	$27,325	$35,262
Parts revenue	1,293	690
Service and other revenue	1,435	-
	30,053	35,952

Cost of revenue and expenses:
Cost of product and parts revenue	21,958	27,100
Research and development	20,437	14,246
General and administrative	11,687	11,540
Sales and marketing	7,399	6,253
Foreign exchange (gain) loss	(3,016)	375
Depreciation and amortization	3,596	2,485
Bank charges, interest and other	140	313
	62,201	62,312

Loss before undernoted	(32,148)	(26,360)

Income from investments accounted for by the equity method (note 5)	1,687	5,530
Interest on long-term debt and amortization of discount	(1,252)	(1,282)
Interest and other income	199	236

Loss before income taxes	(31,514)	(21,876)

Income tax expense	285	751

Net loss for the period	$(31,799)	$(22,627)

Other comprehensive (loss) income
Cumulative translation adjustment	(7,168)	3,535

Comprehensive loss	$(38,967)	$(19,092)

Loss per share:
Basic and diluted	$(0.57)	$(0.44)

Weighted average common shares outstanding:
Basic and diluted	55,342,332	50,883,897

See accompanying notes to consolidated financial statements.

2

Westport Innovations Inc.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)

Three months ended March 31, 2013 and March 31, 2012 (unaudited)

	Common shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$152,590

Issue of common shares on exercise of stock options	70,466	1,194	-	(420)	-	-	774
Issue of common shares on exercise of performance share units	45,989	986	(986)	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	273,556
Share issue costs	-	(8,003)	-	-	-	-	(8,003)
Stock-based compensation	-	-	2,717	572	-	-	3,289
Net loss for the period	-	-	-	-	(22,627)	-	(22,627)
Other comprehensive income	-	-	-	-	-	3,535	3,535

Balance, March 31, 2012 (Restated – note 1)	54,897,056	$727,599	$7,843	$4,651	$(353,785)	$16,806	$403,114

Balance, December 31, 2012	55,294,091	$733,385	$9,228	$6,384	$(429,932)	$17,016	$336,081

Issue of common shares on exercise of stock options	15,011	133	-	(49)	-	-	84
Issue of common shares on exercise of performance share units	91,174	1,884	(1,884)	-	-	-	-
Stock-based compensation	-	-	2,650	574	-	-	3,224
Net loss for the period	-	-	-	-	(31,799)	-	(31,799)
Other comprehensive loss	-	-	-	-	-	(7,168)	(7,168)

Balance, March 31, 2013	55,400,276	$735,402	$9,994	$6,909	$(461,731)	$9,848	$300,422

See accompanying notes to consolidated financial statements.

3

Westport Innovations Inc.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended March 31,
	2013	2012
		(Restated – note 1)

Cash flows from operating activities:
Loss for the period	$(31,799)	$(22,627)
Items not involving cash:
Depreciation and amortization	3,596	2,485
Stock-based compensation expense	3,381	3,562
Unrealized foreign exchange (gain) loss	(3,016)	375
Deferred income tax (recovery) expense	(32)	371
Income from investments accounted for by the equity method	(1,687)	(5,530)
Accretion of long-term debt	460	195
Other	(13)	43
Changes in non-cash operating working capital:
Accounts receivable	2,395	3,684
Inventories	(4,387)	(4,351)
Prepaid expenses	(485)	(4,000)
Accounts payable and accrued liabilities	(936)	(132)
Deferred revenue	(269)	1,478
Warranty liability	(631)	1,488
	(33,423)	(22,959)
Cash flows from investing activities:
Purchase of property, plant and equipment	(8,246)	(8,655)
Purchase of intangible assets	-	(959)
Sale (purchase) of short-term investments, net	18,681	(67,892)
Repayment of loan receivable	-	2,494
Increase in loan payable	-	2,450
Acquisitions, net of acquired cash	-	(1,073)
Dividends received from joint venture	1,456	-
	11,891	(73,635)
Cash flows from financing activities:
Increase in operating lines of credit	-	4,245
Repayment of long-term debt	(1,807)	(4,293)
Proceeds from stock options exercised	84	774
Shares issued for cash	-	273,556
Share issuance costs	-	(8,003)
	(1,723)	266,279
Effect of foreign exchange on cash and cash equivalents	(14)	(1,027)

Increase (decrease) in cash and cash equivalents	(23,269)	168,658
Cash and cash equivalents, beginning of period	188,958	63,285

Cash and cash equivalents, end of period	$165,689	$231,943

Supplementary information:
Interest paid	$1,568	$1,639
Taxes paid, net of refunds	112	-
Non-cash transactions:
Shares issued on exercise of performance share units	1,884	986

See accompanying notes to consolidated financial statements.

4

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at March 31, 2013, the unaudited consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for the three months ended March 31, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2012 filed with the appropriate securities regulatory authorities.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at March 31, 2013 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results for the Company’s full year.

We have reclassified certain prior year amounts to conform to the current year’s presentation. See note 13 – Segment Information for further details and note 16 - Restatement of previously issued financial statements. Refer to note 2 (a) of the annual audited consolidated financial statements for additional information.

In previously filed interim financial statements, the Company had consolidated Cummins Westport Inc. (“CWI”). The Company concluded that CWI should be accounted for under the equity method because CWI continues to be a variable interest entity (“VIE”) but there is no primary beneficiary and has restated its consolidated financial statements for the three month period ended March 31, 2012 on a similar basis.

The Company’s reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company’s operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, RMB and Swedish Krona. The Company translates assets and liabilities of these operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income. For the periods presented, the Company used the following exchange rates:

	Period end exchange rate as at:		Average for the three months ended:
	March 31, 2013	December 31, 2012	March 31, 2013	March 31, 2012

Canadian dollar	0.98	1.01	0.99	1.00
Australian dollar	1.04	1.04	1.04	1.06
Euro	1.28	1.32	1.32	1.31
RMB	0.16	0.16	0.16	0.16
Swedish Krona	0.15	0.15	0.16	0.15

5

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

(a)	Accounting policies adopted during the period:

Balance sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS.

In January 2013, the FASB issued ASU No. 2013-01 (“ASU 2013-01”), to clarify the scope of the new offsetting disclosures in ASU 2011-11. The ASU clarifies that the scope includes birfurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and lending agreements subject to a master netting arrangement or similar agreements.

The new guidance is to be applied retrospectively. These updates were effective for the Company on January 1, 2013. The adoption of the updates does not materially impact the Company’s consolidated financial statements.

Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 purpose is to improve the reporting of reclassifications out of accumulated other comprehensive income. Entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.

This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2013. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):

(b)	New accounting pronouncements (continued):

Foreign Currency Matters

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 was issued to resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment (“CTA”) into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity.

ASU 2013-05 requires that for transactions with a foreign entity, a parent should not reclassify into earnings an allocated portion of the CTA when its foreign entity sells a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within the foreign entity, unless the sale represents a complete or substantially complete liquidation of the foreign entity. For sales or other transactions that result in the loss of control over the foreign entity, the loss of controlling financial interest in a foreign entity would be accounted for as a sale. This would result in the entire CTA being reclassified into earnings. Furthermore, when a parent obtains a controlling financial interest in a financial entity that was previously an equity method investment, CTA should be reclassified to earnings. Where there is a partial sale of an equity method investment, the CTA should be reclassified on a pro rata share of CTA being reclassified into earnings.

This new guidance is to be applied prospectively and is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods within those annual periods. We do not expect ASU 2013-05 to have any impact on the Company’s consolidated financial statements.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

3.	Accounts receivable:

	March 31, 2013	December 31, 2012

Customer trade receivable	$35,470	$39,754
Government funding receivable	522	541
Due from joint venture	671	2,127
Other receivables	1,854	1,916
Income tax receivable	131	172
Allowance for doubtful accounts	(312)	(321)

	$38,336	$44,189

4.	Inventories:

	March 31, 2013	December 31, 2012

Purchased parts	$27,382	$25,454
Assembled parts	5,676	4,870
Work-in-process	8,176	7,516
Finished goods	7,092	7,385
Obsolescence provision	(133)	(279)

	$48,193	$44,946

5.	Long-term investments:

	March 31, 2013	December 31, 2012

Weichai Westport Inc. (a)	$11,917	$11,275
Cummins Westport Inc. (b)	7,917	7,126
Other equity accounted for investees	622	717

	$20,456	$19,118

(a)	Weichai Westport Inc.:

The Company has a 35% equity interest in Weichai Westport Inc. (“WWI”), a joint venture with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. For the three months ended March 31, 2013, the Company recognized income of $1,006 (2012 - $601), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	March 31, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$4,657	$1,145
Accounts receivable	49,406	21,512
Inventory	64,684	55,109
Other current assets	10	1,053
Long-term assets
Property, plant and equipment	4,872	4,930
Deferred income tax assets	3,255	3,248

Total assets	$126,884	$86,997

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

5.	Long-term investments (continued):

(a)	Weichai Westport Inc. (continued):

	March 31, 2013	December 31, 2012

Current liabilities:
Accounts payable and accrued liabilities	$98,011	$61,180

Total liabilities	$98,011	$61,180

	Three months ended March 31,
	2013	2012

Product revenue	$105,852	$37,207

Cost of revenue and expenses:
Cost of product revenue	98,814	30,998
Operating expenses	3,660	4,189
	102,474	35,187

Income before income taxes	3,378	2,020

Income tax expense:	507	304

Income for the period	$2,871	$1,716

(b)	Cummins Westport Inc.:

The Company has determined that CWI is a VIE. Cummins and Westport each own 50% of the common shares of CWI. For the three months ended March 31, 2013, the Company recognized its share of CWI’s income of $791 (three months ended March 31, 2012 - $4,770), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI as of and for the periods presented are as follows:

	March 31, 2013	December 31, 2012

Current assets:
Cash and short-term investments	$47,911	$44,371
Accounts receivable	5,406	6,995
Current portion of deferred income tax assets	8,061	7,304
Other current assets	208	225
Long-term assets:
Property, plant and equipment	832	873
Deferred income tax assets	10,745	9,786

Total assets	$73,163	$69,554

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

5.	Long-term investments (continued):

(b)	Cummins Westport Inc. (continued):

	March 31, 2013	December 31, 2012

Current liabilities:
Current portion of warranty liability	$13,937	$13,317
Current portion of deferred revenue	4,076	3,862
Accounts payable and accrued liabilities	8,572	9,401
	26,585	$26,580

Long-term liabilities:
Warranty liability	17,746	17,501
Deferred revenue	11,504	9,968
Other long-term liabilities	1,552	1,312
	30,802	$28,781

Total liabilities	$57,387	$55,361

	Three months ended March 31,
	2013	2012
Product revenue	$34,677	$43,550
Parts revenue	10,040	9,107
	44,717	52,657

Cost of revenue and expenses:
Cost of product and parts revenue	32,447	33,014
Research and development	6,037	1,919
General and administrative	292	353
Sales and marketing	4,513	2,431
Foreign exchange loss	6	4
Bank charges, interest and other	129	79
	43,424	37,800

Income before undernoted	1,293	14,857

Interest and investment income	13	131

Income before income taxes	1,306	14,988

Income tax (recovery) expense:	(275)	5,448

Income for the period	$1,581	$9,540

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

6.	Variable interest entities:

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI’s economic performance as set forth in the governing documents. As decision-making at the Board of Directors’ level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not previously contractually required to provide.

The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows:

	As at March 31, 2013		As at December 31, 2012
	Carrying amount	Maximum exposure to loss	Carrying amount	Maximum exposure to loss

Equity method investment	$7,917	$7,917	$7,126	$7,126
Accounts receivable	671	671	2,127	2,127

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

7.	Property, plant and equipment:

March 31, 2013	Cost	Accumulated amortization	Net book value

Land and buildings	$559	$72	$487
Computer equipment and software	11,066	8,438	2,628
Furniture and fixtures	3,997	2,171	1,826
Machinery and equipment	84,477	35,052	49,425
Leasehold improvements	17,281	9,801	7,480

	$117,380	$55,534	$61,846

December 31, 2012	Cost	Accumulated amortization	Net book Value

Land and buildings	$575	$64	$511
Computer equipment and software	11,529	8,140	3,389
Furniture and fixtures	4,032	1,913	2,119
Machinery and equipment	80,667	34,219	46,448
Leasehold improvements	15,602	9,875	5,727

	$112,405	$54,211	$58,194

8.	Intangible assets:

March 31, 2013	Cost	Accumulated amortization	Net book value

Patents and trademarks	$19,667	$1,957	$17,710
Technology	6,807	2,038	4,769
Customer contracts	14,089	3,107	10,982
Non-compete agreement	42	18	24

	$40,605	$7,120	$33,485

December 31, 2012	Cost	Accumulated amortization	Net book value

Patents and trademarks	$20,192	$1,758	$18,434
Technology	6,961	1,901	5,060
Customer contracts	14,404	2,709	11,695
Non-compete agreement	44	18	26

	$41,601	$6,386	$35,215

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

9.	Accounts payable and accrued liabilities:

	March 31, 2013	December 31, 2012

Trade accounts payable	$42,424	$37,956
Accrued payroll	3,200	8,539
Accrued interest	140	961
Income taxes payable	491	876
Other payables	132	177
	$46,387	$48,509

10.	Long-term debt:

	March 31, 2013	December 31, 2012

Subordinated debenture notes	$35,433	$36,185
Long-term payable	9,648	9,836
Senior financing	16,525	18,812
Senior revolving financing	12,819	13,185
Other bank financing	1,149	1,171
Capital lease obligations	1,758	1,533
	77,332	80,722

Current portion	(28,054)	(28,566)

	$49,278	$52,156

11.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended March 31,
	2013	2012

Balance, beginning of period	$6,380	$4,401
Warranty claims	(1,395)	(282)
Warranty accruals	152	1,752
Impact of foreign exchange	486	(115)
Balance, end of period	5,623	5,756
Current portion	(4,237)	(1,667)
Long-term portion	$1,386	$4,089

13

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the three months ended March 31, 2013 and 2012 are presented as follows:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of period	996,047	$27.78	328,027	$8.96

Granted	-	-	759,477	33.83
Exercised	(15,011)	5.68	(70,466)	11.01
Cancelled/expired	(6,933)	33.83	(163)	6.13

Outstanding, end of period	974,103	$28.08	1,016,875	$27.39

Options exercisable, end of period	406,980	$20.17	249,065	$8.13

During the three months ended March 31, 2013, the Company recognized $646 (2012 - $642) in stock-based compensation related to stock options.

No options were granted during the three months ended March 31, 2013. The fair value of the options granted during the three months ended March 31, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility – 47.74%, risk free interest rate – 0.38%, expected life of options – 3 years. The weighted average grant date fair value was $10.98 for options granted for the three months ended March 31, 2012.

As at March 31, 2013, $4,789 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.77 years.

14

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of March 31, 2013 and 2012 are as follows:

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,095,094	$20.68	1,250,917	$18.04
Granted	565,290	$30.33	178,479	$36.25
Exercised	(91,174)	$21.18	(45,989)	$21.30
Cancelled/expired	(37,069)	$24.19	-	-

Outstanding, end of period	1,532,141	$24.07	1,383,407	$20.28

Units outstanding and exercisable, end of period	283,327	$9.67	309,841	$8.06

	Three months ended March 31, 2013		Three months ended March 31, 2012
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	832,479	$24.41	973,986	$20.90
Granted	565,290	$30.33	178,479	$36.25
Vested	(111,886)	$21.69	(78,899)	$16.03
Cancelled	(37,069)	$24.19	-	-

Unvested, end of period	1,248,814	$27.34	1,073,566	$23.81

15

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

During the three months ended March 31, 2013, the Company recognized $2,735 (2012 - $2,920) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at March 31, 2013, $25,064 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.70 years.

Of the Units granted during the three months ended March 31, 2013, 290,571 Units were subject to market and service conditions. The fair value of these PSUs was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil% (2012 – nil%); expected stock price volatility – 56.47% (2012 – 55.95%) ; and risk free interest rate – 1.15% (2012 – 0.93%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. For the PSUs granted after January 1, 2013 (“2013 LTI”), payout factors are determined based on revenue growth with a potential payout cap based on relative Total Shareholder Return (“TSR”) of Westport as compared to the TSRs of the peer companies. The payout percentages based on revenue growth range from 0% to 200%. For the 2013 LTI Units, 100% of these PSUs vest after three years from the date of the grant.

For the PSUs granted during the twelve months ended December 31, 2012 (“2012 LTI”), payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013.

For the PSUs granted prior to January 1, 2012 (“LTI Plan”), payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.

For the 2012 LTI and the LTI Plan, one-half of these PSUs vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

16

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

12.	Stock options and other stock-based plans (continued):

(c)	Share units (continued):

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at March 31, 2013 is as follows:

March 31, 2013 CDN$

Stock options:
Outstanding	$4,725
Exercisable	4,722
Exercised	366

Share units:
Outstanding	$45,995
Exercisable	8,505
Exercised	2,703

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended March 31,
	2013	2012

Research and development	$411	$520
General and administrative	2,524	2,200
Sales and marketing	446	842

	$3,381	$3,562

(d)	Loss per share

All of the stock options and share units have been excluded from the calculation of diluted loss per share as they are anti-dilutive.

17

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

13.	Segmented information:

The Company’s business operates in six reportable operating segments:

-	Applied Technologies, designs, produces, and sells compressed natural gas (“CNG”), liquefied petroleum gas (“LPG”), and liquefied natural gas (“LNG”) components and subsystems for natural gas vehicles of all types;

-	On-Road Systems, engineers, designs, and markets complete vehicle systems from automotive to trucking applications and industrial systems to Westport’s existing OEM customers;

-	New Markets and Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the WestportTM high pressure direct injection (“HPDI”) technology, and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;

-	Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;

-	CWI which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and

-	WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

Comparative periods have been recast to conform to current segment presentation.

The accounting policies for the reportable segments are consistent with those described in the Company’s annual consolidated financial statements for the year ended December 31, 2012. The Chief Operating Decision Maker evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.

The Company did not record any intersegment sales or transfers for the three months ended March 31, 2013 and 2012.

18

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

13.	Segmented information (continued):

	Three months ended March 31,
	2013	2012

Revenue:
Applied Technologies	$23,278	$23,289
On-Road Systems	5,757	12,663
Corporate and Technology Investments	1,018	-
CWI	44,717	52,657
WWI	105,852	37,207
Total segment revenues	180,622	125,816
Less: equity investees’ revenues	150,569	89,864
Total consolidated revenues	$30,053	$35,952

Net consolidated operating loss excluding depreciation and amortization, foreign exchange loss (gain), bank charges and other:
Applied Technologies	$1,854	$2,756
On-Road Systems	(9,103)	(10,294)
New Markets and Off-Road Systems	(2,754)	(1,758)
Corporate and Technology Investments	(21,425)	(13,891)
CWI	1,428	14,940
WWI	3,378	2,020
Total segment operating loss	(26,622)	(6,227)
Less: equity investees’ operating income	4,806	16,960
Net consolidated operating loss excluding depreciation and amortization, foreign exchange (gain) loss, bank charges and other:	(31,428)	(23,187)

Depreciation and amortization:
Applied Technologies	1,936	1,933
On-Road Systems	502	132
New Markets and Off-Road Systems	92	-
Corporate and Technology Investments	1,066	420
	3,596	2,485

Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(35,024)	(25,672)

Foreign exchange (gain) loss, bank charges and other	(3,075)	452

Loss before undernoted	(31,949)	(26,124)

Interest on long debt and other income (expenses), net	(1,252)	(1,282)
Income from investment accounted for by the equity method	1,687	5,530
Loss before income taxes	$(31,514)	$(21,876)

Total additions to long-lived assets excluding business combinations:
Applied Technologies	$1,306	$334
On-Road Systems	3,546	1,390
New Markets and Off-Road Systems	121	-
Corporate and Technology Investments	3,273	7,890
	$8,246	$9,614

19

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

13.	Segmented information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers. For the three months ended March 31, 2013, 23% (2012 – 38%) of the Company’s product and service revenues were from sales in the Americas (including the United States), 16% (2012 – 9%) from sales in Asia (including China), and 61% (2012 – 53%) from sales elsewhere (including Italy). The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at March 31, 2013, total goodwill of $50,628 (December 31, 2012 - $51,711) was allocated to Applied Technologies and $4,820 (December 31, 2012 - $5,168) to On-Road Systems reporting segments.

As at March 31, 2013, total long-term investments of $19,980 (December 31, 2012 - $18,544) was allocated to the Corporate and Technology Investments segment and $476 (December 31, 2012 - $574) was allocated to the On-Road Systems segment. Total assets are allocated as follows:

	March 31, 2013	December 31, 2012

Applied Technologies	$174,086	$161,206
On-Road Systems	75,794	85,401
New Markets and Off-Road Systems	4,830	6,556
Corporate and Technology Investments and unallocated assets	189,767	236,914
CWI	73,163	69,554
WWI	126,884	86,997
	644,524	646,628
Less: equity investees’ total assets	200,047	156,551

Total consolidated assets	$444,477	$490,077

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	March 31, 2013	December 31, 2012

Italy	$95,634	$99,099
Canada	30,073	29,707
United States	16,190	12,440
Sweden	7,333	7,720
China	6,460	6,524
Australia	793	601
	156,483	156,091
Less: equity investees’ long-lived assets	5,704	5,803

	$150,779	$150,288

20

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

14.	Related party transactions:

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at March 31, 2013, net amounts due from CWI total $671 (December 31, 2012 - $2,127). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. During the three months ended March 31, 2013 and March 31, 2012 cost reimbursements from CWI consisted of the following:

	Three months ended March 31,
	2013	2012

Research and development	$59	$68
General and administrative	351	144
Sales and marketing	1,788	1,033

	$2,198	$1,245

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

15.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 10) approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for other long-term payable (note 10) is recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of €7,600 that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%. As at March 31, 2013, the fair value of the long-term debt is higher than its carrying value by $59 based on a market interest rate of 2.35%.

21

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

15.	Fair value of financial instruments (continued):

The carrying value reported in the balance sheet for senior financing agreements (note 10) approximates its fair value as at March 31, 2013, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.2% premium currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2013 and December 31, 2012, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

22

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

16.	Restatement of previously issued financial statements:

In previously filed interim financial statements, the Company had consolidated CWI. The Company concluded that CWI should be accounted for under the equity method because CWI continues to be a VIE but there is no primary beneficiary and has restated its consolidated financial statements for the three month period ended March 31, 2012 on a similar basis. The following tables represent the impact to the previously issued financial statements for the three months ended March 31, 2012 of the restatement :

Effect on Consolidated Statements of Operations:

	For the three months ended March 31, 2012
	As previously reported	Correction	(Restated - Note 1)

Product revenue	$78,812	$(43,550)	$35,262
Parts revenue	9,797	(9,107)	690
	88,609	(52,657)	35,952
Cost of revenue and expenses:
Cost of product and parts revenue	60,114	(33,014)	27,100
Research and development	16,165	(1,919)	14,246
General and administrative	11,893	(353)	11,540
Sales and marketing	8,684	(2,431)	6,253
Foreign exchange loss (gain)	385	(10)	375
Depreciation and amortization	2,519	(34)	2,485
Bank charges, interest and other	358	(45)	313
	100,118	(37,806)	62,312

Loss before undernoted	(11,509)	(14,851)	(26,360)

Income from investment accounted for by the equity method	762	4,768	5,530
Interest on long-term debt and amortization of discount	(1,282)	-	(1,282)
Interest and other income	369	(133)	236

Loss before income taxes	(11,660)	(10,216)	(21,876)

Income tax expense (recovery):	6,199	(5,448)	751

Net loss for the period	$(17,859)	$(4,768)	$(22,627)

Net income (loss) attributed to:
Joint venture partners	4,768	(4,768)	-
The Company	(22,627)	-	(22,627)

Loss per share:
Basic and diluted	$(0.44)	$-	$(0.44)

Weighted average common shares outstanding:
Basic and diluted	50,883,897		50,883,897

23

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

16.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement Comprehensive (Loss) Income:

	For the three months ended March 31, 2012
	As previously reported	Correction	(Restated - Note 1)

Loss for the period	$(17,859)	$(4,768)	$(22,627)

Other comprehensive loss:
Cumulative translation adjustment	3,535	-	3,535

Comprehensive loss	$(14,324)	$(4,768)	$(19,092)

Comprehensive income (loss) attributable to:
Joint venture partners	4,768	(4,768)	-
The Company	(19,092)	-	(19,092)

24

Westport Innovations Inc. Notes to Consolidated Financial Statements (unaudited) (Expressed in thousands of United States dollars except share and per share amounts)

16.	Restatement of previously issued financial statements (continued):

Effect on Consolidated Statement of Cash Flow:

	For the three months ended March 31, 2012
	As previously reported	Correction	(Restated - Note 1)

Cash flows from operating activities:
Loss for the period	$(17,859)	$(4,768)	$(22,627)
Items not involving cash:
Depreciation and amortization	2,519	(34)	2,485
Stock-based compensation expense	3,562	-	3,562
Unrealized foreign exchange loss	-	375	375
Deferred income tax (recovery) expense	(1,158)	1,529	371
Change in deferred lease inducements	(11)	-	(11)
Income from investment accounted for by the equity method	(762)	(4,768)	(5,530)
Accretion of long-term debt	195	-	195
Other	54	-	54
Changes in non-cash operating working capital:
Accounts receivable	6,059	(2,375)	3,684
Inventories	(4,351)	-	(4,351)
Prepaid expenses	(3,974)	(26)	(4,000)
Accounts payable and accrued liabilities	3,600	(3,732)	(132)
Deferred revenue	1,651	(173)	1,478
Warranty liability	2,736	(1,248)	1,488
	(7,739)	(15,220)	(22,959)
Cash flows from investing activities:
Purchase of property, plant and equipment	(8,655)	-	(8,655)
Purchase of intangible assets	(959)	-	(959)
Sale of short-term investments, net	(71,914)	4,022	(67,892)
Advances on loan receivable	(2,554)	2,554	-
Repayment on loan receivable	2,494	-	2,494
Increase in loan payable	-	2,450	2,450
Repayment of loan payable	-	-	-
Acquisitions, net of acquired cash	(1,073)	-	(1,073)
	(82,661)	9,026	(73,635)
Cash flows from financing activities:
Increase in operating lines of credit	4,245	-	4,245
Repayment of long-term debt	(4,293)	-	(4,293)
Proceeds from stock options exercised	774	-	774
Shares issued for cash	273,556	-	273,556
Share issuance costs	(8,003)	-	(8,003)
	266,279	-	266,279
Effect of foreign exchange on cash and cash equivalents	(652)	(375)	(1,027)
Increase (decrease) in cash and cash equivalents	175,227	(6,569)	168,658
Cash and cash equivalents, beginning of period	70,298	(7,013)	63,285
Cash and cash equivalents, end of period	$245,525	$(13,582)	$231,943

25